                                               Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-38872

                             PROSPECTUS SUPPLEMENT
                                       TO
                         PROSPECTUS DATED JULY 10, 2000

                               13,693,733 SHARES

                               PET QUARTERS, INC.

                                  COMMON STOCK

                                ---------------

         The following information supplements the information contained in the Prospectus and the first Supplement to the Prospectus dated July 10, 2000 and September 5, 2000, respectively. You should read this prospectus supplement and all previous prospectuses carefully before you invest. These documents contain information you should consider when making your investment decision. When used herein, the term "Prospectus" refers to the Prospectus dated July 10, 2000, and all supplements to the Prospectus.

         On November 29, 2000, we sold 850,000 shares of our common stock to Splendid Rock Holdings, Ltd. for a price of $.43 per share pursuant to the equity line of credit agreement between us. These purchases resulted in aggregate proceeds of approximately $365,500. Ladenburg Thalmann & Co., Inc. received $21,930 as a placement fee in connection with this drawdown. In addition, we are required to pay certain other fees and expenses in connection with the sale.

         This prospectus relates to the issuance by Pet Quarters, Inc. of up to 4,242,349 shares of common stock of Pet Quarters, Inc., and the resale of up to 9,451,384 shares of common stock, from time to time, by the selling stockholders listed on page 33 of this prospectus. Of the 13,693,733 shares of common stock offered hereby:

     o 2,758,112 shares may be issued to persons who hold Pet Quarters Series A Convertible Preferred Stock, upon conversion of the preferred stock into common stock;

     o 1,484,237 shares may be issued to persons upon the exercise of warrants to purchase common stock;

     o 3,727,586 shares may be offered and sold by certain persons who currently own Pet Quarters common stock;

     o 723,798 shares may be offered and sold by AMRO International, S.A., which may be issued upon conversion of a 6% Convertible Debenture currently held by AMRO; and

     o 5,000,000 shares may be offered and sold by Splendid Rock Holdings, Ltd., which will receive common stock pursuant to our equity line of credit agreement with Splendid Rock Holdings.`

         We expect to use the proceeds from this sale of common stock under the equity line of credit to be used and for general corporate purposes. We will not receive any of the proceeds from the sale of shares by Splendid Rock Holdings, Ltd.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 28, 2000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

         You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operation, and prospects may have changed since that date.


                        PROSPECTUS DELIVERY REQUIREMENT

         All underwriters that effect transactions in these securities, whether participating in this offering, may be required to deliver a prospectus to purchasers of these securities.

                               TABLE OF CONTENTS

                                                                    Page No.
                                                                    --------
RECENT DEVELOPMENTS....................................................S-4
RISK FACTOR............................................................S-6
PRICE RANGE OF COMMON STOCK............................................S-6
CAPITALIZATION.........................................................S-6
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS..............................................S-7
EXECUTIVE COMPENSATION................................................S-12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT........................................................S-14
ADDITIONAL INFORMATION................................................S-16

                              RECENT DEVELOPMENTS

         On May 8, 2000, we issued 34,642 shares of our Series A Convertible Preferred Stock for total consideration of $3,464,200, consisting of $2,055,700 in cash and $1,408,500 worth of interests in the Bridge Loan. The acquisition of these Bridge Loan interests effectively retired an equivalent amount of principal on the Bridge Loan. In addition, on May 5, 2000, we borrowed $1,000,000 from AMRO International, S.A., pursuant to the terms of a 6% Convertible Debenture. The debenture required us to make quarterly interest payments, beginning August 5, 2000, and the full amount of the loan was due and payable on November 5, 2000. The debenture is convertible, at the option of AMRO, into shares of Pet Quarters common stock at a price of $1.50 per share or 85% of the average price of the lowest three days during the last twenty-two days prior to the notice of conversion, with a minimum principal amount of $50,000 converted. The proceeds from the debenture and the sale of the preferred stock were used to retire the Bridge Loan. On November 3, 2000, the due date for payment in full of the debenture was extended for six months until May 5, 2000. In connection with this extension, the conversion price for the debenture was reduced to $1.00 per share, and the exercise prices for the two groups of warrants owned by AMRO International, S.A. were reduced. The exercise price of the warrants to purchase 130,000 shares was reduced from $4.6575 to $1.00. These warrants expire on February 23, 2004. The exercise price of the warrants to purchase 54,237 shares was reduced from $2.03 to $1.00. These warrants expire on June 1, 2003.

         We currently provide pet products on a wholesale basis to pet professionals, including proprietors of boarding facilities, managers and staff of animal shelters and humane societies, as well as veterinarians, groomers, breeders, and show exhibitors. These sales predominately occur through our Dog's Outfitter(R) catalog. We have developed a related web site located at www.dogsoutfitter.com to service the needs of the pet professional community which went on-line in August, 2000. We intend to include at this web site an information clearing house where pet professionals can share knowledge and experiences as well as build a network of references. The relationships we develop with veterinarians and other pet professionals should provide us with valuable referral opportunities to the pet consumer.

         On September 7, 2000, we created the Pet Quarters, Inc. Employee Equity Participation Incentive Plan (the "Plan"). We have reserved 2,000,000 shares for issuance to officers, directors, employees, consultants and advisors ("Eligible Person") under the terms of the Plan. Pursuant to the terms of the Plan, the Board may issue Options, Stock Appreciation Rights, Restricted Stock Awards, or Performance Share Awards to any Eligible Person. If an Option is granted, the Board must specify if it is a non-qualified stock option ("NQSO") or an Incentive Stock Option ("ISO"). ISOs may only be granted to employees and must be for fair market value on the issued date. NQSO's may be issued for 85% of the fair market value of the shares on the issued date of the Option. All Options must expire no later than ten years after the date of issue. An award of a Stock Appreciation Right entitles the holder to receive payment of an amount equal to the difference between the fair market value of the shares on the issue date and the fair market value of the shares on the exercise date of such Stock Appreciation Right. Restricted Stock Awards may be issued for 85% of fair market value of the shares on the issue date of the award and may be paid for in cash or by note. If payment is made by note, the shares purchased shall not be delivered until the note is paid in full. The Board may grant any Eligible Person Performance Shares Awards, which will entitle the grantee to a specified number of shares or cash upon the achievement of certain goals established by the Board of the Company. We believe that the Plan will promote our success by providing compensatory equity incentives in order to attract, motivate and retain employees.

         On October 19, 2000, we contracted with Aries Equity Corp. to advise and assist us in raising capital. Upon its execution of this contract, Aries Equity Corp. received warrants to purchase 50,000 shares of stock at a price of $0.65 per share. The contract also provides for the future payment of a 5% cash commission and the issuance of warrants to purchase up to 67,500 shares at a price of $0.65 per share to Aries Equity Corp. upon the satisfaction of certain conditions related to funds raised and stock price.

         On November 22, 2000, we obtained a loan in the amount of $200,000, which will mature on November 15, 2001, and is secured with a first lien against our facility in Lonoke, Arkansas. The loan accrues interest at a rate of 10% per annum and may be extended for an additional year to November 15, 2002, if quarterly interest payments are made on a timely basis. Currently, the Lonoke, Arkansas facility is listed for sale for $650,000. Existing loans in an aggregate amount of $329,939 have a junior position against this facility.

         On November 24, 2000, we closed a loan for $500,000 with a financial institution. The loan is secured by an existing lien against the stock of PQ Acquisition Corp., Inc., formerly Humboldt & Maplewood Industries. The loan accrues at a rate of 10.5% and matures on January 15, 2001. The total combined indebtedness with this institution is $1,450,000, which includes the $500,000 loan and an existing $950,000 line of credit. The $950,000 loan matures on January 10, 2001 and is also secured by the PQ Acquisition stock.

                                  RISK FACTOR

         The Company is very dependent on the continued services of its chief executive officer, president, chief financial officer and executive vice president. Our Company cannot currently maintain key person life insurance on these individuals. The loss of the services of one or more of these individuals would have a significant adverse impact on the Company's long-term planning, financing and operations. We believe that each of these officers is currently in good health, but until our operating income improves, the Company is not able to insure against the loss of one or more of these employees.

                          PRICE RANGE OF COMMON STOCK

         Since May, 1998, our common stock has traded on the over-the-counter bulletin board under the symbol PDEN. Below are the quarterly high and low closing prices since inception as recorded by the bulletin board. Bid prices were not available.

                         PERIOD                 LOW           HIGH
                -----------------------       -------       --------
                July - September 1998           11/32       1-11/100
                October - December 1998          6/25              2
                January - March 1999             9/16        1-13/16
                April - June 1999                 7/8        4-19/32
                July - September 1999         2-15/16         6-9/16
                October - December 1999             1        3-11/32
                January - March 2000          2-21/32        5-19/32
                April-June 2000               3-27/32         1-7/32
                June-September 2000               .78           1.26

         As of September 9, 2000, the Company had 1,499 shareholders of record.


                                 CAPITALIZATION

         The following table sets forth our capitalization as of June 30, 2000 on an actual basis and as of September 30, 2000 on an actual basis and on a pro forma basis to reflect $700,000 in new loans and the issuance of $850,000 shares of common stock pursuant to the equity line of credit.

                                                                                  SEPTEMBER 30,
                                            JUNE 30,          SEPTEMBER 30,           2000
                                              2000                2000             PRO FORMA
                                          ------------        -------------       -------------
Notes Payable, Capital Leases and
Convertible Debenture ..................  $  1,951,877        $  2,240,178        $  3,150,178
Stockholders Equity:
Convertible Preferred Stock: $0.001
par value 10,000,000 authorized,
34,642 issued and outstanding ..........            35                  35                  35
Common stock: $0.001 par value
40,000,000 authorized, 19,857,648
outstanding ............................  $     18,148        $     19,858        $     20,708
Additional Paid-in-Capital .............  $ 33,109,661        $ 34,423,950        $ 34,788,600
Accumulated Deficit ....................  $(16,586,531)       $(19,763,257)       $(19,763,257)
Unamortized Stock Compensation .........  $    (96,855)       $    (15,797)       $    (15,797)
     Total Stockholders' Equity ........  $ 16,444,458        $ 14,664,789        $ 15,030,289
     Total Capitalization ..............  $ 18,396,335        $ 16,904,967        $ 18,180,467

                             SUMMARY FINANCIAL DATA

                                                          FISCAL YEAR ENDED                       THREE MONTHS ENDED
                                                               JUNE 30                                SEPTEMBER 30
                                                 --------------------------------          ------------------------------
                                                     2000                 1999                2000                1999
                                                 ------------        ------------          ----------          ----------
Net Sales ................................       $ 13,731,147        $    262,470           3,973,334           2,510,752
Gross Margin .............................          4,284,747              56,696           1,157,325             832,545
Total Operating Expenses: ................         12,849,848           1,114,966           4,248,061           1,329,618
Operating Loss ...........................         (8,565,101)         (1,058,270)         (3,090,736)           (497,073)
Net Loss .................................        (11,318,087)         (1,052,265)         (3,176,726)         (1,260,360)
Net Loss for Common Stockholders .........        (14,718,087)         (1,052,265)         (3,176,726)         (1,260,360)
Basic and Diluted Net Loss Per Share .....              (1.18)              (0.09)               (.17)               (.12)
Weighted Average Shares Outstanding
used to Compute Basic and Diluted Net
Loss for Common Stockholders per
Common Share .............................         12,482,101          11,453,000          18,582,182          10,701,162

Total Assets ............................          21,846,952           1,042,285          20,155,076          10,213,120
Notes Payable, Capital Leases and
Convertible Debenture ...................           1,951,877             325,000           2,240,178             325,000
Total Stockholders' Equity ..............          16,444,458             501,278          14,664,789           1,042,285


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis contains some forward-looking statements which are based upon the plans, goals, and objectives of Pet Quarters and its management. Such statements are subject to various risks and uncertainties, including the inability to access financing. We have various loans outstanding, which are due upon demand and could require additional infusions of capital if one or more lenders called the loans for payment. Our longer-term development plans also require additional capital for completion. Consequently, the reader should consider that such uncertainties and risks may cause actual results to vary materially from those stated plans, goals, and objectives outlined below.


BALANCE SHEET DATA AS OF SEPTEMBER 30, 2000 COMPARED TO SEPTEMBER 30, 1999

         Assets. The total assets as of September 30, 2000 were $20,155,076 as compared to $21,846,952 as of June 30, 2000. This is an 8% decrease, which reflects the goodwill that was amortized during the quarter. We had current assets of $3,005,069 including cash of $211,439, inventories of $1,517,685, prepaid expenses of $462,202 and land and building held for sale of $500,000 as of September 30, 2000 as compared to current assets of $3,302,340 including cash of $164,128, inventories of $1,674,002, prepaid expense of $637,425 and building and land held for sale of $500,000 as of June 30, 2000. We have listed the facility in Lonoke, Arkansas for $650,000. The purchase of Humboldt Industries eliminated the original purpose of the facility, and the Company is prepared to sell the Lonoke facility.

         Goodwill, net of accumulated amortization, was $16,149,783 as of September 30, 2000 as compared to $17,524,514 as of June 30, 2000. The reduction in goodwill reflects the quarterly amortization of goodwill resulting from the purchase of Humboldt Industries, WeRPets.com, Chartendure Ltd., and AllPets.com. We are amortizing these acquisitions on schedules that vary between two and five years.

         Intangible assets in the amount of $513,662 as of September 30, 2000 include capitalized costs associated with our website as compared to $506,227 as of June 30, 2000. We anticipate website design and development costs will continue and will be capitalized in conformity with Statement of Position (SOP 98-1).


         Liabilities and Stockholders Equity.

         Liabilities. Total liabilities of $5,490,287 are reflected as of September 30, 2000 as compared to total liabilities as of $5,402,494 as of June 30, 2000.

         Current liabilities. Current liabilities include accounts payable of $2,537,801 as of September 30, 2000 as compared to $2,904,205 as of June 30, 2000. Accrued expenses of $712,308 as of September 30, 2000 compared with $546,412 as of June 30, 2000. We had notes payable totaling $2,240,178 for the quarter ended September 30, 2000 including notes payable to related parties and a $1,000,000 debenture which has been extended to May 5, 2001. This compares to $1,951,877 in notes and capital leases payable as of June 30, 2000. Related party notes in the amount of $329,989 are secured with the facility in Lonoke, Arkansas.

         Stockholders Equity. Common shares increased from 18,147,783 as of June 30, 2000 to 19,857,648 as of September 30, 2000. Most of the increase is the result of the issuance of an additional 694,184 shares under the terms of a prior stock issuance in February, 2000, the result of 750,000 shares issued pursuant to a "put" arrangement and the release of 238,095 shares which were held in escrow from a February, 2000 agreement. Both of these transactions have been described in prior Company filings. Total shareholder equity was $14,664,789 as compared to $16,444,458 as of June 30, 2000. Total liabilities and stockholder's equity was $20,155,076 on September 30, 2000 as compared to $21,846,952 on June 30, 2000.

         During the quarter, the Company received funds from a draw on the bank letter of credit in the amount of $700,000, a release of funds from escrow in the amount of $500,000, and funds from the issuance of the put in the amount of $600,000. The Company continues to seek additional capital to meet its short term capital needs. We expect the ongoing capital needs of the Company to be met through the equity line of credit.


RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH THE THREE MONTHS ENDED SEPTEMBER 30, 1999

         Sales. Sales increased to $3,973, 334 for the quarter ended September 30, 2000 from $2,510,752 for the quarter ended September 30, 1999. This is a 58% increase. This resulted from the fact that the quarter ended in 1999 included two months of sales from the purchase of Humboldt Industries, and the internet sales for the September 2000 quarter was $307,625 as compared to $70,655 for the September 1999 quarter.

         Cost of Sales. Cost of sales increased from $2,816,009 as of September 30, 2000 as compared to $1,678,207 as of September 30, 1999. This is a 68% increase and is the result of the increase in sales described above and our free shipping policy on orders placed online.

         Gross Margin. Our gross margins declined to 29% for the quarter ended September 30, 2000 as compared to 33% for the same period in 1999. The lower margins are a direct result of increasing online sales. We believe gross margins will be stable throughout the year.

         Selling Expenses. Selling expenses of $848,354 for the quarter ended September 30, 2000 compare with $375,449 for the quarter ended September 30, 1999. The majority of the selling expenses were attributed to the cost of the catalogs.

         Administrative and general expenses increased to $1,969,431 during the quarter ended September 30, 2000 as compared to $642,206 for the quarter ended September 30, 1999. This increase can be partially attributed to the purchases of Humboldt Industries, WeRPets.com, Chartendure Ltd., and AllPets.com. Additionally, amortization from stock and option grants and expenses from day-to-day operations of our business are included in the total.

         Recently, we have reduced payroll expenses and believe other reductions will occur during the remainder of the fiscal year.

         Depreciation and amortization expenses for the quarter were $1,430,276 as compared to $311,963 in the quarter ended September 30, 2000. These items include amortizations of Humboldt Industries, WeRPets.com, Chartendure, Ltd., and AllPets.com. The amortizations are expected to continue for two to four more years.

         Interest expense was $91,174 for the quarter ended September 30, 2000 as compared to $111,616 for the same period in 1999. Interest expense was reduced after the Sun Valley Trust note was retired in May 2000.

         Income Tax Benefit. We currently have substantial net operating losses (NOL'S) from inception through September 30, 2000. At this time, no income tax benefit has been recognized.

         Net Loss. We had a $3,176,726 loss for the quarter as compared to $1,260,360 loss for the quarter ended September 30, 1999. Non-cash items include the goodwill amortization of Humboldt Industries, WeRPets.com, Chartendure Ltd., and AllPets.com, depreciation expense, and stock compensation expense.

         Recent Events. Several of our online competitors have announced they are ending operations. Management believes the online customers of these companies will search for an alternate provider of online pet supplies and accessories. We are actively pursuing these new customers, however there is no assurance that we will be successful in these efforts.


BALANCE SHEET DATA AS OF JUNE 30, 2000 COMPARED TO JUNE 30, 1999

         Assets. The total assets as of June 30, 2000 were $21,846,952 as compared to $1,042,285 as of June 30, 1999. Assets attributed to the Internet segment were $13,697,272 and $8,149,680 to catalog operations. Most of the increase resulted from the purchase of Humboldt Industries in August 1999. We had current assets of $3,302,340 including cash of $164,128 and inventories of $1,674,002 as of June 30, 2000 as compared to current assets of $76,413 including cash of $37,726 and inventories of $33,783 as of June 30, 1999. The Company is pursuing the sale of the Arkansas facility. These assets are reflected as Land and Building held for sale in the amount of $500,000. The Company recorded an expected loss on sale of $400,000 during the quarter ended March 31, 2000.

         Long-term fixed assets include land, building and improvements, and furniture and fixtures. The items total $513,871 net of accumulated depreciation as of June 30, 2000 as compared to $935,487 net of accumulated depreciation as of June 30, 1999. On April 14, 2000 we accepted an offer to sell the facility in Lonoke, Arkansas for $560,000 before expenses and commissions. The offer expired on September 1, 2000. The Company is pursuing other options concerning the sale of the facility and the Company expects to sell these assets at their current book value. The purchase of Humboldt Industries has eliminated the original purpose of the facility and we believe it is in the best interest of shareholders to increase our cash reserve or eliminate or reduce debt outstanding with a sale.

         Goodwill, net of accumulated amortization, was $17,524,514 as of June 30, 2000. The goodwill results from the purchases of Humboldt Industries, WeRPets.com, Chartendure Ltd., and AllPets.com, Inc. Currently, we are amortizing the purchases on a five-year, three-year, two-year, and three-year schedules, respectively. There was no corresponding entry from the prior period.

         Intangible assets in the amount of $506,227 include capitalized costs associated with our web site. We anticipate web site design and development costs will continue and will be capitalized in conformity with generally accepted accounting principles and Statement of Position (SOP) 98-1.

         Liabilities. Liabilities totaled $5,402,494 as of June 30, 2000. Total liabilities as of June 30, 1999 were $541,007. Current liabilities include accounts payable of $2,904,205 as of June 30, 2000 as compared to $203,394 as of June 30, 1999. Our accrued expenses increased to $546,412 as of June 30, 2000 from $12,613 at June 30, 1999. The increases are primarily the result of the acquisitions during the past fiscal year.

         During the year, we borrowed $4,600,000 from the Sun Valley Trust. The principal balance increased to $4,830,000 in November 1999. The principal was reduced in February 2000 by $1,000,000 payment and the $3,830,000 remaining balance of the obligation to the Sun Valley Trust was due in full on May 10, 2000. On May 9, 2000 the remaining balance to the Sun Valley Trust was retired by the payment of $2,421,500 and the conversion of the remaining balance to convertible preferred stock.

         At June 30, 2000, the Company had related party debt in the amount of $615,178, capital leases in the amount of $296,699 and other unsecured debt in the amount of $90,000. Additionally, after the end of the fiscal year ended June 30, 2000 the Company secured a line of credit in the amount of $950,000. This line of credit is secured with the assets of PQ Acquisition common stock, which holds the assets of Humboldt Industries. A portion of this line of credit has been used to retire the capital leases in the Pennsylvania facility.

         The current portion of capital leases and notes payable in the amount of $260,936, a portion of which is secured by telephone hardware and computer equipment in the Pennsylvania facility. After the end of the fiscal year ended June 30, 2000 these capital leases were paid off in full.

         On May 5, 2000 the Company borrowed $1,000,000 from AMRO International through a convertible debenture. The debenture carries an interest rate of 6%. The debenture can be converted into Pet Quarters, Inc. common stock at the option of AMRO International. The proceeds of the debenture were used in the payoff of the Sun Valley Trust note. The debenture matures on November 5, 2000.

         Stockholders Equity. Common shares increased from 9,800,195 as of June 30, 1999 to 18,147,783 as of June 30, 2000. The increase in shares outstanding reflects the issuance to investors of private placements offered by Pet Quarters, Inc., the issuance of shares to purchase Humboldt Industries, WeRPets.com, Chartendure Ltd., AllPets.com, and the granting of shares to Pet Quarters, Inc. officers and employees. Additionally, we raised $3,464,200 through the issuance of preferred shares in May 2000. The preferred shares carry an interest rate of 0% and are convertible into Pet Quarters, Inc. common shares at $1.3816. Additional Paid In Capital increased from $2,498,867 as of June 30, 1999 to $33,109,661 as of June 30, 2000. The acquisitions of Humboldt Industries, WeRPets.com, Chartendure Ltd., and AllPets.com produced the largest part of the increase from 1999 to 2000. Retained deficit increased to $16,586,531 in June 30, 2000 from $1,868,444 on June 30, 1999. Total stockholders equity as of June 30, 2000 was $16,444,458 as compared to $501,278 as of June 30, 1999.

         Total liabilities and stockholders equity was $21,846,952 and $1,042,285 as of June 30, 2000 and June 30, 1999 respectively.


RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED JUNE 30, 2000
COMPARED WITH THE TWELVE MONTHS ENDED JUNE 30, 1999

         Sales. Sales for the twelve months ended June 30, 2000 were $13,731,147 as compared to $262,470 for the twelve months ended June 30, 1999 primarily as a result of the acquisition of Humboldt Industries. Catalog sales for fiscal 2000 were $13,080,388 and $650,759 were Internet sales. The sales for 2000 include catalog sales of Humboldt Industries for eleven months and Pet Quarters, Inc. for twelve months. All sales in the period ended June 30, 1999 were Internet sales.

         Operating Expenses. Cost of sales was $9,446,400 for the twelve months ended June 30, 2000 as compared to $205,774 for the same period in 1999, which was 69% percent of sales in 2000 and 78% percent in 1999. Selling expenses increased to $2,184,748 for the period ending in 2000 as compared to $489,272 during the same period in 1999. The increase was primarily the result of catalog costs resulting from the acquisition of Humboldt Industries on August 1, 1999. General and administrative expenses were $8,545,016 during the twelve months ended June 30, 2000 as compared to $588,870 during the same period in 1999. The increase is attributed to the purchases of Humboldt Industries, WeRPets.com, Chartendure Ltd., AllPets.com and the expense associated with the acquisition Wellstone Acquisition Corporation that totaled $782,453. In March 2000, we recorded a write-down of the land and building in Lonoke, Arkansas in the amount of $400,000. We intend to sell the warehouse and office space in Lonoke, Arkansas, and the write-down was based on the difference between the book value of the property and the cash value management believes the Company will receive after a sale. Depreciation and amortization increased to $2,120,084 in 2000 from $36,824 in 1999. This increase includes the amortization of goodwill related to the purchases of Humboldt Industries, WeRPets.com, Chartendure Ltd., and AllPets.com.

         Interest Expense. Interest expense increase to $770,866 for the twelve months ended June 30, 2000 as compared to $290 for the same period in 1999. The increase is entirely related to the Bridge Loan for the purchase of Humboldt Industries through the Sun Valley Trust (Bridge Loan), the convertible debenture and other debt issued for working capital purposes. The Bridge Loan was retired in full on May 9, 2000.

         Other Expenses. Pet Quarters incurred other expenses associated with the Bridge Loan during the twelve month period ended June 30, 2000, including loan origination fees in the amount of $651,671 and troubled debt restructuring expense in the amount of $1,339,461. There were no corresponding expenses in 1999.

         Net Loss. Net Loss for the twelve months ended June 30, 2000 was $11,318,087 as compared to a loss of $1,052,265 for the same period in 1999. The loss from operations totaled $8,565,101 in 2000 (which included $6,676,943 from the Internet and $1,888,158 from the catalog) compared to a loss from operations of $1,058,270 in 1999, all in Internet. The loss for the twelve months ended June 30, 2000 was impacted by non-cash items including amortization of the goodwill on the acquisitions of Humboldt Industries, WeRPets.com, Chartendure Ltd., AllPets.com, expense for stock awards and options granted, the expense of the common stock issued for the Bridge Loan extension, the beneficial conversion feature associated with the convertible notes issued in November 1999 and the convertible preferred stock issued in May, the purchase of Wellstone Acquisition Corporation and the write-down of the facility in Arkansas.


RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED JUNE 30, 1999
COMPARED WITH FISCAL YEAR ENDED JUNE 30, 1998

         General. The period ending June 30, 1998 contains all of the costs associated with a start up Internet company for a full year; however, Pet Quarters was a fully operating entity for approximately the last two months of that fiscal year. The primary reason is that the Pet Quarters web site was not fully operational until May 1998.

         Sales. Sales for the year ended June 30, 1999 were $262,470 compared to $43,835 in fiscal 1998. The Company's believes that the Christmas season will typically provide revenues that are significantly higher in the December quarter than at other times of the year. The Company experienced a large increase in order flow during the Christmas season of 1998 in comparison to the other quarters during the year.

         Operating Expenses. Cost of sales was $205,774 for 1999 and $21,908 for 1998. The Company operated on a 22% margin in fiscal year 1999. This compares to 50% for 1998. The selling expenses were $196,497 in 1998 and $489,272 in 1999 and primarily consisted of both web-based and traditional publications, with web sites and advertisers making up the bulk of the selling expenses. The increase for fiscal year 1999 from fiscal year 1998 reflected increased operating activity in 1999 versus 1998. General and administrative expenses for fiscal 1998 were $647,114 and $588,870 in 1999. The expenses included salaries, general expenses, professional fees for legal and accounting, travel, web site maintenance and other miscellaneous expenses. The slightly higher amount recorded in 1998 is primarily due to the one-time start up cost of the business. During fiscal year 1998, the Company recorded depreciation and amortization on office equipment, computer and telephone equipment, warehouse equipment, and the Lonoke, Arkansas facility. Similar items were depreciated in fiscal year 1999. The largest depreciable asset of Pet Quarters during both years is the facility in Lonoke, Arkansas. The building is being depreciated on a forty-year life.

         Net Loss for Common Stockholders. The loss in fiscal year 1998 of $816,179 increased to a loss in fiscal year 1999 of $1,052,265, resulting largely from the increase in selling expenses.


LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 2000, we had $164,128 in cash and cash equivalents. Since our inception, we have financed our operating cash flow needs primarily through private offering of equity securities and debt. Cash utilized in operating activities was $2,808,398 for the twelve months ended June 30, 2000 and $649,731 for the year ended June 30, 1999.

         Net cash utilized in investing activities was $4,245,692 for the twelve months ended June 30, 2000 and $11,386 for the year ended June 30, 1999. The use of cash for investing activities was primarily attributed to the purchase of Humboldt Industries, the purchase and development of the web site, and purchases of equipment.

         Net cash provided by financing activities was $7,180,492 for the twelve months ended June 30, 2000. During the twelve months, we raised $2,642,605 from the issuance of common stock. Net cash provided by financing activities was $323,000 for the year ended June 30, 1999, which was primarily attributed to borrowings. In May 2000 we raised $2,055,300 in cash through the issuance of 34,642 shares of our Series A Convertible Preferred Stock. Additionally, $1,408,500 of principal was converted from the Bridge Loan into the Series A Convertible Preferred Stock.

         In August 1999, we borrowed $4,600,000 from the Sun Valley Trust and issued 153,334 shares of our common stock to the Trust as an origination fee for such loan, which related to the acquisition of Humboldt Industries. Much of the cash provided from financing activities was used to repay the Bridge Loan, which was fully retired in May, 2000. The remaining cash from financing activities was used for working capital purposes.

         We expect negative cash flow from operations to continue until revenues are increased. We believe an increase in revenues will be accomplished through increased traffic to our web site and through an increase in catalog sales.

         We currently expect that the net proceeds from the equity line of credit, together with our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures through the next two years, however there can be no guaranties that this will occur. We may need to raise additional funds prior to the expiration of such period if, for example, we pursue business or technology acquisitions or experience operating losses that exceed our expectations. If we raise additional funds through the issuance of equity or debt securities, such securities may have rights, preferences, or privileges senior to the rights of our common stock, and our stockholders may experience additional dilution. We cannot be certain that additional financing, when required, will be available to us on acceptable terms, or at all.


EXECUTIVE COMPENSATION

         The following table sets forth all compensation paid by Pet Quarters for services rendered by our Chief Executive Officer and our other highest paid executive officers during the last year:

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM COMPENSATION
                                                                                              AWARDS
                                                                                 RESTRICTED            SECURITIES
                                                                OTHER ANNUAL        STOCK              UNDERLYING
   NAME AND PRINCIPAL           FISCAL                          COMPENSATION       AWARD(S)            OPTIONS/SARS
   POSITION                      YEAR      SALARY/BONUS($)           ($)             ($)                   (#)
   -----------------------     -------     ---------------      ------------     ----------            ------------
   Steven B. Dempsey,
   Chairman and CEO              2000         100,000                   0             0                  350,000(1)

   Gregg Rollins,
   Chief Financial Officer       2000          92,000                   0             0                  350,000(1)

----------

    (1) These shares were issued pursuant to Pet Quarters, Inc.'s Management Incentive Plan. The Company has reserved 2,500,000 shares for issuance to officers, directors, consultants and employees of the Company under this Plan. The Company's Management Incentive Plan ("Plan") allows the Board to make restricted stock grants to employees. The stock granted under the Plan does not vest for one year. Options issued under the Plan may vest immediately. Securities received pursuant to a grant under the plan are restricted securities. The Plan will be referred for a vote of shareholders within twelve months of adoption by the Board.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                         NUMBER
                                           OF           PERCENT OF TOTAL
                                       SECURITIES         OPTIONS/SARS
                                       UNDERLYING          GRANTED TO         EXERCISE                          GRANT DATE
        FISCAL                      OPTIONS GRANTED       EMPLOYEES IN          PRICE         EXPIRATION       PRESENT VALUE
         YEAR        NAME                 ($)             FISCAL YEAR          ($/SH)            DATE               ($)
      --------   -----------        ---------------     ----------------      --------        ----------       -------------

        2000     Gregg Rollins          350,000                 50%           $ 1.6875         06/01/05          $295,313


        2000     Mike Kelly             200,000                               $ 2.96875        12/23/04          $593,750

        2000     Steve Dempsey          350,000                 50%           $ 1.6875         06/01/05          $295,313


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                                                    NUMBER OF SHARES
                                                      BENEFICIALLY
       NAME                    CLASS OF SECURITY          OWNED        PERCENTAGE OWNED
-----------------------        -----------------    ----------------   ----------------
Ammonia Hold, Inc. (1)            Common Stock          1,647,500              8%
10 Gunnebo Drive
Lonoke, AR 72086

Matthew J. Hoff  (2)              Common Stock          1,060,452              5%
10 Gunnebo Drive
Lonoke, AR 72086

Michael Parnell (3)               Common Stock          1,207,170              6%
10 Gunnebo Drive
Lonoke, AR 72086

Steven Dempsey (4)                Common Stock          1,090,156              5%
720 E. Front
Lonoke, AR 72086

Dino Moshova (5)                  Common Stock            692,328              3%
720 E. Front
Lonoke AR 72086

Gregg Rollins (6)                 Common Stock            532,078              3%
720 E. Front
Lonoke, AR 72086

Mike Kelly                        Common Stock             55,000               *
1 Maplewood Drive
Hazelton, PA 18201

Robert M. Brown III (7)           Common Stock            502,392              3%
720 E. Front
Lonoke, AR 72086

J. Tod Fetherling                 Common Stock             36,166               *
720 E. Front
Lonoke, AR 72086

Jerrell W. Shelton                Common Stock             49,232               *
720 E. Front
Lonoke, AR 72086

Niloo Howe (8)                    Common Stock            765,871              4%
720 E. Front
Lonoke, AR 72086

Frank Creer (9)                   Common Stock                  0               *
720 E. Front
Lonoke, AR 72086

                                                    NUMBER OF SHARES
                                                      BENEFICIALLY
       NAME                    CLASS OF SECURITY          OWNED        PERCENTAGE OWNED
-----------------------        -----------------    ----------------   ----------------
Zone Ventures, L.P.               Common Stock          1,111,974              6%
Limited Partnership
400 Seaport Court
Suite 250
Redwood City, CA 94063

AMRO International (10)           Common Stock          1,944,474              10%
c/o Westminster Securities
100 Park Ave., 28th Floor
New York, NY 10017

All officers and  directors       Common Stock          3,723,223             18.7
as a group

----------

*        Less than 1%.

         (1) The Board of Directors of Ammonia Hold, Inc., are Michael D. Parnell, President and CEO; Dan N. Thompson, CFO; Robert S. Ligow, Charles Nickle, and William Ketchum. Any transaction concerning Pet Quarters, Inc., including the disposition or purchase of common stock, requires board authorization, effected by a vote of the majority of the directors.

         (2) Includes 60,000 shares held for Mr. Hoff's minor children, which he is custodian. The Matthew J. Hoff Trust was dissolved after fiscal year 2000.

         (3) Includes 637,179 shares directly owned by Mr. Parnell and 569,991 shares which may be acquired through the conversion of shares of Series A Convertible Preferred Stock.

         (4) Includes 915,156 shares directly owned by Mr. Dempsey and 175,000 shares subject to stock options.

         (5) Includes 517,328 shares owned directly by Mr. Moshova and 175,000 shares subject to stock options.

         (6) Includes 108,483 shares owned directly by Mr. Rollins, 5,500 shares held by Mr. Rollins' minor children, 400,000 shares subject to stock options, and 18,095 shares which may be acquired through conversion of shares of Series A Convertible Preferred Stock.

         (7) Includes 573,350 shares subject to stock options and 72,379 shares which may be acquired through the conversion of shares of Series A Convertible Preferred Stock.

         (8) Includes 510,162 shares owned directly by Ms. Howe and 255,709 shares subject to stock options.

         (9) Mr. Creer is a Managing Director of Zone Ventures, L.P.

         (10) Includes 723,798 shares which may be converted into common stock from a 6% convertible debenture.

At this time, the company is not involved in or aware of any arrangements that will result in a change of control of the Company.


TRANSFER AGENT

         The Company has appointed Continental Stock Transfer & Trust Company as the transfer agent and registrar of the Common Stock.

                             ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission a Registration Statement (of which this prospectus supplement is a part) under the Securities Act of 1933, as amended, relating to the common stock we are offering. This prospectus supplement does not contain all the information that is in the Registration Statement. Portions of the Registration Statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus supplement that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the Registration Statement.

         For further information regarding our company and our common stock, please see the Registration Statement and its exhibits and schedules. The company files annual, quarterly and current reports with the SEC. You may read any reports or other information the company files free of charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. Copies of the Registration Statement may also be obtained from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Commission at 1-800-SEC-0330, at prescribed rates. In addition, the Registration Statement and other public filings can be obtained from the Commission's Web site at http://www.sec.gov.